UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024 (Report No. 2)

Commission File Number: 001-41339

Swvl Holdings Corp

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Adjournment of 2023 Annual Meeting

On January 30, 2024, Swvl Holdings Corp (“Swvl”) convened its 2023 Annual Meeting of Shareholders (“Annual Meeting”). At the Annual Meeting, there was an insufficient number of shares of the Company’s ordinary shares present, in person or by proxy, to constitute a quorum. As a result, pursuant to Swvl’s Articles of Association, the Annual Meeting is adjourned until February 28, 2024, at 8 a.m., Eastern Time. At that time, the Annual Meeting will be reconvened.

This Report on Form 6-K is incorporated by reference into Swvl’s Registration Statement on Form S-8 (Registration No. 333-265464), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notice of Meeting and Proxy Card for the 2023 Annual Meeting of Shareholders to be held on February 28, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWVL HOLDINGS CORP

Date: February 14, 2024	By:	/s/ Mostafa Kandil
	Name:	Mostafa Kandil
	Title:	Chief Executive Officer